[ADLS LETTERHEAD]

December 3, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Jeffrey Riedler

Re:	Advanced Life Sciences Holdings, Inc.
Form S-1 Registration Statement
(No. 333-154579)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Advanced Life Sciences Holdings, Inc. (“Registrant”) hereby requests that the effective date of the Registration Statement described above be accelerated so that such Registration Statement may become effective at 1:00 p.m. (Washington, D.C. time) on Wednesday, December 3, 2008, or as soon thereafter as practicable.

In connection with the Registrant’s foregoing request to accelerate the effectiveness of the Registration Statement, the Registrant hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call R. Cabell Morris at (312) 558-5609 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

ADVANCED LIFE SCIENCES HOLDINGS, INC.

		By:	/s/ Patrick W. Flavin
Patrick W. Flavin
Chief Legal Counsel

cc:	Sonia Barros